Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October, 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer
Date: October 17, 2005

List of materials


Documents attached hereto:


i)Press release announcing Sony Ericsson Q3 Results



Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                       SE-164 83 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                      Sweden



PRESS RELEASE                                                  October 17, 2005

Hit Models Boost Sony Ericsson Performance

Highlights:

             - Solid growth & market share gain
             - Increased R&D investment generating expanded portfolio
             - Strong demand across portfolio

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the third quarter ended September 30, 2005 is as follows:



                                   Q3 2004    Q2 2005     Q3 2005


Numbers of units shipped (million)    10.7       11.8        13.8

Sales (EURO m.)                      1,678      1,614       2,055

Income before taxes (EURO m.)          136         87         151

Net income (EURO m.)                    90         75         104



Units shipped in the quarter reached 13.8 million, a 29% increase compared to the same period last year and a 17% increase sequentially, substantially higher than sequential market growth. Sales for the quarter were Euro 2,055 million, representing a year-on-year increase of 22%. Income before taxes was Euro 151 million and net income was Euro 104 million, which represents a year-on-year increase of Euro 15 million and Euro 14 million respectively. The company continued to increase investment in marketing and R&D to support the expansion of the portfolio going forward.

Sony Ericsson began to reap the rewards of earlier increased investment in R&D, expanding the product portfolio with hit models like the K750, the award-winning 2 megapixel, auto-focus camera phone, the first WalkmanTM phone, the W800, which has been exceptionally successful, and the K600 series, which has brought Sony Ericsson UMTS handsets into the mid-tier price category. The company grew faster than the market during the quarter with the popularity of higher-end phones having a positive effect and raising the profile of more affordable, volume models like the T290, J210 and K300. Average Selling Price (ASP) rose during the quarter reflecting the proportion of higher-end products entering the product mix.

The global handset market continued to grow faster than expected, and Sony Ericsson is upgrading its global market outlook for 2005 to over 760 million units.

"This has been a good quarter for Sony Ericsson, proving that our strategy of expanding the product portfolio upward into best-in-class imaging, music and 3G products while increasing the number of more affordable and attractively designed volume models is paying off. We are increasingly benefiting from the opportunities created by the joint-venture, and with three new Walkman(R) phones shipping in the fourth quarter (W550, W600, W900), we are optimistic that Sony Ericsson can set the standard in music as well as imaging going forward," said Miles Flint, President of Sony Ericsson.

Walkman(R) is the registered trademark of Sony Corporation

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Ericsson and Sony in 2001, with headquarters in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. For more information, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0000

Sony Investor Relations
Takao Yuhara (Tokyo)  +81 3 5448 2180
Chris Hohman (London)  +44 20 7444 9711

Press/Media
Ericsson External Relations
Pia Gideon (Stockholm) +46 8 719 2864

Sony Corporate Communications
Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.